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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                        INTEGRATED SENSOR SOLUTIONS, INC.
                            (Name of Subject Company)

                         SENSOR ACQUISITION CORPORATION
                         TEXAS INSTRUMENTS INCORPORATED
                                   (Bidders)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    45814M102
                      (CUSIP Number of Class of Securities)

                            Richard J. Agnich, Esq.
                         TEXAS INSTRUMENTS INCORPORATED
                           8505 Forest Lane, M/S 8658
                              Dallas, Texas 75243
                                 (972) 480-5050
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              R. SCOTT COHEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                            DALLAS, TEXAS 75201-6950
                                  214-746-7738



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                                  TENDER OFFER

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on May 7, 1999 by Sensor Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Texas Instruments Incorporated, a Delaware corporation and the sole stockholder of the Purchaser ("Parent"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Integrated Sensor Solutions, Inc., a Delaware corporation, at $8.05 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule 14D-1 as Exhibits 99(a)(1) and 99(a)(2), respectively.

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ITEM 10.     ADDITIONAL INFORMATION

         Item 10 of the Schedule 14D-1 is hereby amended and supplemented as follows:

            Clause (i) of the first paragraph of Section 14 of the Offer to Purchase, "Conditions to the Offer," which Section 14 is incorporated by reference in Item 10 of the Schedule 14D-1, is hereby deleted, and the following is inserted in lieu thereof:

                  "(i) the Minimum Condition has not been satisfied prior to the expiration of the Offer,"

            Clause (iii) of the first paragraph of Section 14 of the Offer to Purchase, "Conditions to the Offer," which Section 14 is incorporated by reference in Item 10 of the Schedule 14D-1, is hereby deleted, and the following is inserted in lieu thereof:

                  "(iii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following events shall occur:"

         Item 10. of the Schedule 14D-1 is further amended and supplemented hereby by adding the following text thereto:

                  "On June 7, 1999, the Purchaser and Parent issued a press release, a copy of which is attached hereto as Exhibit 99(a)(9) and is incorporated herein by reference."


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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding a new Exhibit as follows:

                  99(a)(9) Text of Press Release issued by the Purchaser and Parent dated June 7, 1999.


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                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                         Dated: June 7, 1999

                                         SENSOR ACQUISITION CORPORATION


                                         By: /s/ MARTHA N. SULLIVAN
                                             ----------------------------------
                                         Name:   Martha N. Sullivan
                                         Title:  President


                                         TEXAS INSTRUMENTS INCORPORATED


                                         By: /s/ RICHARD K. TEMPLETON
                                             ----------------------------------
                                         Name:   Richard K. Templeton
                                         Title:  Executive Vice President


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                                  EXHIBIT INDEX

EXHIBIT
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

99(a)(9) Text of Press Release issued by the Purchaser and Parent dated June 7, 1999.

99(c)(1) Agreement and Plan of Merger dated as of May 3, 1999, by and among Parent, the Purchaser and the Company.*

99(c)(2) Stockholders Agreement dated as of May 3, 1999, by and among the Purchaser, Manher D. Naik, Donald Paulus, Ramesh Sirsi,
                    David Satterfield, Nagano Keiki Co., Ltd., Breed
                    Technologies, Inc., WK Technology Funds, and Vinod K. Sood,
                    Sood Family Trust dated 5/14/90.*

99(c)(3) Confidentiality Agreement dated as of March 2, 1999, by and between Parent and the Company.*




* Previously filed as an exhibit to the Schedule 14D-1.






















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